FORM 4                                              OMB APPROVAL
                                                OMB Number:       3235-0287
[ ] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...   0.5
    continue.
    See Instruction 1(b).

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940


1.  Name and Address of Reporting Person*
     Morgan Stanley & Co. Incorporated
(Last)          (First)           (Middle)

        1585 Broadway
                (Street)

New York          NY               10036
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

    Allegiance Telecom, Inc. (ALGX)


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

           10/2000


5. If Amendment
   Date of Original
   (Month/Year)  N/A


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
         Director                  X   10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
        Form filed by One Reporting Person
   ---
    X   Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)   2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-   7. Nature
                                     action      action        or Disposed of (D)          Securities       ship        of
                                     Date        Code          (Instr. 3, 4 and 5)         Beneficially     Form:       Indirecat
                                                 (Instr. 8)                                Owned at         Direct      Bene-
                                                                                           End of Month     (D) or      ficial
                                     (Month/                                               (Inst. 3         Indirect    Owner-
                                     Day/                              (A or               and 4)           (l)         ship
                                     Year)     Code     V    Amount     (D)     Price                       (Instr. 4)  (Instr.4)

Common Stock                       10/20/00     S            135,000     D       $31.40   13,453,369(1)     I(2)       By
                                                                                                                       partnerships

Common Stock                       10/23/00     S              3,000     D       $30.04   13,453,369(1)     I(2)       By
                                                                                                                       partnerships

Common Stock                       10/31/00     S          1,862,000     D       $26.75   13,453,369(1)     I(2)       By
                                                                                                                       partnerships

Common Stock                                                                                     200        D






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued) Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-  2. Conver- 3. Trans- 4. Trans- 5. Number of 6. Date   7. Title and  8. Price  9. Number 10. Owner- 11. Nature
   tive Security        sion or    action    action    Deriva-      Exer-     Amount        of        of de-     ship       of
   Security             Exer-      Date      Code      tive         cisable   of Under-     Deriv-    rivative   Form       In-
   (Instr. 3            cise       (Month/   (Instr.   Securi-      and       lying         ative     Secur-     of De-     direct
                        Price      Day/      8)        ties         Expira-   Securi-       Secur-    ities      rivative   Benefi-
                        of         Year)               Acquired     tion      ties          ities     Bene-      Secur-     cial
                        Deri-                          (A) or       Date      (Instr.       Bene-     ficially   ity        Owner-
                        vative                         Disposed     (Month/   3 and         ficially  Owned      Direct(D)  ship
                        Secur-                         of (D)       Day/      4)            Owned     at End     or In-     (Instr.
                        ity                            (Instr.      Year)                   at End    of         direct     4)
                                                       3, 4 and
                                                       5)                                   Month     (Instr.    (Instr.
                                                                                            (Instr.    4)         4)
                                                                                            5)

                                                                                     Amount
                                                              Date     Expir-        Number
                                                              Exer-    ration        of
                                          Code V  (A)  (D)    cisable  Date   Title  Shares






Explanation of Responses:
(1) On February 28, 2000, the reporting persons held beneficially and indirectly 10,302,247 shares of common stock. On February 28, 2000, a 3:2 stock split was effected and as a result, the reporting persons held beneficially and indirectly 15,453,369 shares of common stock.

(2)  Securities are owned directly by Morgan Stanley Capital Partners III,
     L.P., MSCP III 892 Investors, L.P., and Morgan Stanley Capital Investors,
     L.P. (collectively, the "Partnerships"). The reporting persons disclaim beneficial ownership of these securities held at month end, except to the extent of their pecuniary interests as parent companies of the general partner of the Partnerships. This form is also being filed by Morgan
     Stanley Dean Witter & Co. ("MSDW"), the parent company of Morgan Stanley &
     Co. Incorporated. MSDW's mailing address appears in Item 1.
                                                                                    MORGAN STANLEY & CO. INCORPORATED
                                                                                    MORGAN STANLEY DEAN WITTER & CO.

                                                                                     /s/ Peter Vogelsang
                                                                                    -------------------------------
                                                                                    **Signature of Reporting Person
                                                                                    By: Peter Vogelsang,
                                                                                    authorized signatory for
                                                                                    the reporting persons
                                                                                                                        11/10/00
                                                                                                                     --------------
                                                                                                                          Date


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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